

July 2, 2013

Via E-mail
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your letter dated June 24, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.   Items 1 and 2 in your supplemental response dated June 24, 2013 address certain errors in your accounting for income taxes. Please tell us how these errors were considered in management's annual assessment of the effectiveness of internal control over financial reporting ("ICFR"). Specifically, tell us whether you concluded that there were deficiencies in ICFR and describe the basis for your conclusions. Please note that SEC

Release No. 33-8810 states in part that the "severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that the company's ICFR will fail to prevent or detect a misstatement on a timely basis." In connection with your response, please request that your auditor provide us with a summary of their evaluation of the errors in your accounting for income taxes with appropriate reference to PCAOB Auditing Standard No. 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief